Exhibit 99.1

News Release

QATAR INVESTMENT AUTHORITY (“QIA”) TO MAKE STRATEGIC INVESTMENT IN BROOKFIELD PROPERTY PARTNERS (“BPY”)

US$ unless otherwise specified

•                  BPY issues to QIA $1.8 billion of preferred equity securities exchangeable into BPY units at a price of US$25.70

•                  BPY and QIA form 50/50 joint venture and announce intention to make formal offer to acquire the shares of Songbird Estates plc and, if successful, its subsidiary Canary Wharf Group plc

December 4, 2014 — Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) announced today that its subsidiary Brookfield Property L.P. has issued $1.8 billion of exchangeable preferred equity securities (“Preferred Equity Units”) to Qatar Investment Authority.  As a result of the issuance, QIA will own an approximate 9% interest in BPY on an as-exchanged basis.

In a separate announcement released today, a 50/50 joint venture between BPY and QIA announced its intention to make an offer to acquire the outstanding ordinary shares of Songbird Estates plc (“Songbird”), which owns approximately 69% of Canary Wharf Group plc (“Canary Wharf”).  Under the offer, which is subject to certain conditions, each Songbird shareholder would receive £3.50 per share in cash.  Should the Songbird offer be successful, the joint venture will make an offer to acquire the 31% of the outstanding shares of Canary Wharf not already owned by Songbird at an equivalent price on a look-through basis.  QIA currently owns approximately 29% of Songbird, and BPY owns approximately 22% of Canary Wharf. For details, see the announcement available through this hyperlink: www.songbirdoffer.com.

Ric Clark, CEO of Brookfield Property Group, stated, “The placement of $1.8 billion of equity is a great endorsement of our global premier asset strategy.  We are on the path to building the world’s leading portfolio of best-in-class property assets.  This capital will enable us to launch BPY to the next phase.”

QIA said, “We are making this strategic investment in Brookfield Property Partners as part of our investment plan to diversify globally in the real estate sector. This transaction takes our existing institutional relationship with Brookfield Asset Management to the next level, establishing a global platform for us to continue our collaboration with Brookfield.”

The Preferred Equity Units are exchangeable at the option of QIA into BPY limited partner units (“BPY units”) at a price of US$25.70 per unit and will be issued in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years.  After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, BPY can effectively require the holder to exchange the Preferred Equity Units into BPY units as long as BPY units are trading at or above 125%, 130% and 135%, respectively, of the exchange price.  Upon maturity, the Preferred Equity Units that remain outstanding will be redeemed in exchange for BPY units valued at the 20-day, volume-weighted average trading price at such time.  Brookfield Asset Management has agreed to support BPY to the extent that the market price of BPY units is less than 80% of the exchange price at maturity, agreeing to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche. QIA will have the right to designate one member to the board of directors of BPY.

Any proceeds from the Preferred Equity Unit issuance that are not used to fund BPY’s share of the offers will be used for general corporate purposes, including repayment of debt and future investments.

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Additional Information

Neither the Preferred Equity Units nor the BPY units into which such Preferred Equity Units may be exchanged have been registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act), absent registration or an applicable exemption from registration requirements. BPY has agreed to file certain registration statements covering the resale of the BPY units issuable upon exchange of the Preferred Equity Units. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the Preferred Equity Units or the BPY units for which such Preferred Equity Units may be exchanged in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Brookfield

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in over 25,500 multi-family units, 68 million square feet of industrial space and a 19 million-square-foot office development pipeline. Our goal is to be the leading global investor in best-in-class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

About QIA

Qatar Investment Authority is a global investment institution and a preferred partner of choice for investors, financiers and other stakeholders. Headquartered in Doha, QIA’s ability to take a long-term view in its investment strategy offers the benefits of stability to all stakeholders.

About Songbird

Songbird Estates plc is a company limited by shares and incorporated in England and Wales. The principal activity of the company is the management of its investment in its main operating subsidiary, Canary Wharf Group plc (“CWG”), which specialises in integrated property development, investment and management primarily at Canary Wharf and more recently expanding into the City and central London.

About Canary Wharf

Canary Wharf Group plc is an integrated property development, investment and management group of companies. It is focussed on the design, construction, leasing and management of grade A office space and high-quality retail, residential and leisure facilities in central London. Over the past 20 years Canary Wharf Group has regenerated derelict wharves into one of the world’s premier business and shopping districts, constructing over 16m sq ft of office space; more than any other company in London. These buildings are now occupied by over 100,000 people.

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Media Contacts:

UK

Smithfield

Ged Brumby, Director

Tel: +44 (0) 20 7903 0674

Email: gbrumby@smithfieldgroup.com

Melissa Coley

Vice President, Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Investor Contact:

Matt Cherry

Vice President, Investor Relations

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the benefits to BPY of the financing or the offers referenced herein may not be realized;  the offers will be subject to conditions which may not be satisfied; the length of time necessary to consummate the offers may be longer than anticipated; the offers may involve unexpected costs; the business of BPY may suffer as a result of uncertainty surrounding the offers; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected  benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.